Exhibit 99.1

Announcement from Alibaba Group

Hangzhou, China, December 24, 2020 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, the “Company”) announced that today it received a notice of investigation (the “Notice”) from the State Administration for Market Regulations of the People’s Republic of China (the “SAMR”). The Notice states that the SAMR has commenced an investigation pursuant to the Anti-Monopoly Law of the People’s Republic of China. We will actively cooperate with the SAMR’s investigation. The Company’s business operations remain normal.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Contacts

Investor Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibabagroup.com